SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 19 September 2008

InterContinental Hotels Group PLC
(Registrant's name)

67 Alma Road, Windsor, Berkshire, SL4 3HD, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

Exhibit Number	Exhibit Description
99.1	Announcement - Company Secretary dated 19 September 2008

IHG ANNOUNCES APPOINTMENT OF GEORGE TURNER AS EXECUTIVE VICE PRESIDENT, GENERAL COUNSEL AND COMPANY SECRETARY

September 19, 2008: InterContinental Hotels Group PLC (“IHG”) [LON: IHG; NYSE: IHG (ADRs)] announces the appointment of George Turner as Executive Vice President, General Counsel and Company Secretary, effective from 2 January 2009.

George, 37, will report directly to Andrew Cosslett, Chief Executive, and take a seat on the Group Executive Committee. He replaces Richard Winter who is retiring.

George joins from ICI PLC, one of the world’s leading industrial companies. As a qualified solicitor and Deputy Company Secretary, George was responsible for the secretariat and legal teams. During his twelve years at ICI, George held a number of key positions including Senior Counsel and Global Supply Chain Director, Legal.

Andrew Cosslett, Chief Executive, said: “We are delighted to welcome George into the business. His experience of working within a large, global organisation and the fresh perspective he will bring makes him a great addition to the team.

I would like to thank Richard for all his hard work and dedication over the fourteen years he has been with IHG. During this time he has built a fantastic team and been a constant and trusted advisor to the Board. We wish him a very happy retirement.”

George studied Law at Durham University, before attending the Chester College of Law and finishing his qualification at DLA (now DLA Piper). He is married with two children and enjoys tennis, cycling, rugby and walking.

-Ends-

For further information, please contact:

Investor Relations (Heather Wood; Catherine Dolton):	+44 (0) 1895 512 176
Media Affairs (Leslie McGibbon, Emma Corcoran):	+44 (0) 1895 512 426
+44 (0) 7808 094 471

Notes to Editors

InterContinental Hotels Group:
InterContinental Hotels Group (IHG) [LON:IHG, NYSE:IHG (ADRs)] is the world's largest hotel group by number of rooms. IHG owns, manages, leases or franchises, through various subsidiaries, over 4,000 hotels and more than 590,000 guest rooms in nearly 100 countries and territories around the world. The Group owns a portfolio of well recognised and respected hotel brands including InterContinental
®
 Hotels & Resorts, Crowne Plaza
®
 Hotels & Resorts, Holiday Inn
®
 Hotels and Resorts, Holiday Inn Express
®
, Staybridge Suites
®
, Candlewood Suites
®
 and Hotel Indigo
®
, and also manages
the world's largest hotel loyalty programme, Priority Club
®
Rewards
with over 39 million members worldwide.

IHG has more than 1,700 hotels in its development pipeline, which will create 150,000 jobs worldwide over the next few years.

InterContinental Hotels Group PLC is the Group's holding company and is incorporated in
Great Britain
 and registered in
England
 and
Wales
.

IHG offers information and online reservations for all its hotel brands at
www.ihg.com
 and information for the Priority Club Rewards programme at
www.priorityclub.com
. For the latest news from IHG, visit our online Press Office at
www.ihg.com/media

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	19 September 2008